UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heska Corporation

File No. 0-22427 - CF#33614

Heska Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.54 and 10.77 to a Form 10-K filed on March 15, 2016. In that same application, Heska Corporation also requested confidential treatment for information it excluded from Exhibit 10.68 to the Form 10-K filed on March 15, 2016, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on May 10, 2016.

Based on representations by Heska Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.54	to Form 10-K filed March 15, 2016	through December 31, 2017
Exhibit 10.77	to Form 10-K filed March 15, 2016	through December 31, 2022
Exhibit 10.68	to Form 10-K filed March 15, 2016	through December 31, 2023
Exhibit 10.1	to Form 10-Q filed May 10, 2016	through December 31, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary